                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            WM. WRIGLEY JR. COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  982526 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                            Chicago, Illinois 60602
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 21, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)
                               Page 1 of 3 Pages

CUSIP NO. 982526 20 4             13D

         Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.'s Schedule 13D filed on April 8, 1999, as amended by Amendment No. 1 thereto filed on January 12, 2001, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Wrigley, Jr. has no present intention to purchase any additional shares of Common Stock or Class B Common Stock; however, depending on market conditions and other relevant factors (including constraints imposed by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a result of the contemplated sales described in the next paragraph), he may purchase additional shares of Common Stock and/or Class B Common Stock on the open market or pursuant to one or more privately negotiated transactions, on such terms and at such times as he considers desirable. Mr. Wrigley, Jr. may determine to continue to hold the shares of Common Stock and Class B Common Stock beneficially owned by him, or may determine, from time to time, to dispose of a portion of such shares.

         In this regard, on February 21, 2001, Mr. Wrigley, Jr. entered into a plan to sell a portion of the shares of Common Stock beneficially owned by him. The plan, which is intended to qualify under Rule 10b5-1 promulgated under the Exchange Act, contemplates the sale by Mr. Wrigley, Jr. of up to $30 million of Common Stock during calendar 2001 and vests an unaffiliated third party with discretionary authority to determine the timing, price (within certain parameters) and other specific terms of each sale transaction. The plan will terminate upon the first to occur of the sale of $30 million of Common Stock or December 31, 2001.

         Except as set forth in this Item 4, Mr. Wrigley, Jr. does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.




                               Page 2 of 3 Pages

CUSIP NO. 982526 20 4             13D


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 23, 2001

                                                     /s/ William Wrigley, Jr.
                                                 -------------------------------
                                                       William Wrigley, Jr.





                               Page 3 of 3 Pages